Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 28, 2026

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 13221
FT Diversified Liquid Alternatives ETF Model, Series 1
(the “Trust”)
CIK No. 2143378 File No. 333-298336

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio Selection Process

1.The Staff notes the following disclosure in the first paragraph set forth in the “Portfolio Selection Process” section:

The Trust will invest in a portfolio of ETFs that seeks to provide exposure to Liquid Alternative Investments. Liquid Alternative Investments are investments that differ from traditional asset classes, such as hedged equity, commodities, and managed futures, among others.

a.	Please explain the terms “hedged equity” and “managed futures” in plain English. Please also clarify whether the ETFs use derivatives and options to get liquid alternative exposure.
b.	Please define the term “Liquid Alternative Investments”.
c.	Please delete “such as” from the above-referenced disclosure.

Response:Please refer to the Trust’s responses below:

a.	In accordance with the Staff’s comment, the above-referenced disclosure will be revised as follows:

The Trust will invest in a portfolio of ETFs that seeks to provide exposure to Alternative Investments (as defined below). Such ETFs are considered “Liquid Alternative Investments” due to the liquid nature of the market for ETF shares. Alternative Investments are investments in asset categories and strategies that differ from traditional asset categories and strategies, including hedged equity, commodities, managed futures, U.S. treasury, U.S. mortgage-backed and multistrategy, among others. “Hedged equity” refers to a strategy that seeks to participate in the upside of the equity markets while maintaining a hedge designed to reduce the amount of loss in the event of a decline in the market value of equity securities. “Managed futures” refers to a strategy that uses an actively managed portfolio of long and short futures contracts that seeks to benefit from trends in the asset classes represented by the futures contracts, which may include futures contracts on commodities, currencies, equity indices, bonds, and interest rate indices. The ETFs in which the Trust invests may utilize derivatives, including options, to achieve their investment objectives.

b.	In accordance with the Staff’s comment, the above-referenced disclosure will be revised. See the response to Comment 1(a) above for the revised disclosure.
c.	In accordance with the Staff’s comment, the above-referenced disclosure will be revised. See the response to Comment 1(a) above for the revised disclosure.

2.The Staff notes the following disclosure in the first paragraph set forth in the “Portfolio Selection Process” section:

The exchange-traded funds (ETFs) included in the model have been selected by the First Trust Advisors Model Investment Committee to primarily have exposure to non-traditional asset types, which may diversify risk and returns obtained by holding traditional asset portfolios.

a.	Please describe what the model is, who created the model, and how the model is used by the Model Investment Committee.
b.	Please explain how the Trust expects to benefit from investing in Liquid Alternative Investments. Additionally, please explain if the strategy is used to complement a portfolio or act as a stand-alone investment.

Response:Please refer to the Trust’s responses below:

a.	In accordance with the Staff’s comment, the above-referenced disclosure will be revised as follows:

The ETFs were selected by the First Trust Advisors Model Investment Committee (the “Committee”), which seeks to primarily have exposure to non-traditional asset types, which may diversify risk and returns obtained by holding traditional asset portfolios. The Committee seeks to accomplish its objectives by allocating among First Trust ETFs advised by First Trust Advisors L.P., an affiliate of the Trust's Sponsor, although the Committee may invest in other ETFs if necessary to enhance returns, improve diversification and manage risk.

b.	As described in the first paragraph under the heading “Objectives,” the Trust’s investment objective is to seek above-average capital appreciation through its investment in Liquid Alternative Investments. The strategy may be used to complement a portfolio, act as a stand-alone investment, or both.

3.The Staff notes the following disclosure in the second paragraph set forth in the “Portfolio Selection Process” section:

The ETFs in the portfolio were selected based on a number of factors including, but not limited to, the size and liquidity of the ETFs (requiring a minimum market capitalization of $50,000,000), a minimum of six months of trading history, and the quality and character of the securities held by the ETF.

Please explain how the committee evaluates the quality and character of the ETFs. Please also explain how the ETFs use derivatives.

Response:In accordance with the Staff’s comment, the above-referenced disclosure will be revised as follows:

The ETFs in the portfolio were selected based on a number of factors including, but not limited to, the size and liquidity of the ETFs, (requiring a minimum of six months of trading history or, if assets under management are greater than $50,000,000, a minimum of three months of trading history), the strategy profile of the ETFs (whether an ETF’s historical performance is consistent with its stated objective and representative of the particular Alternative Investment category to which it belongs), and an evaluation of risk and return metrics (considering the actual performance of the ETF in a historical context and the likely performance of the ETF in markets that may differ substantially from the historical context). The above factors are not specifically weighted, but rather are considered in combination with each other to construct an overall view that aids the Committee in determining ETF allocations for the Trust’s portfolio. Based on this holistic review, the Committee selects the ETFs that it believes have the best potential to achieve the Trust’s investment objective.

The ETFs’ use of derivatives is explained in the revised disclosure set forth in the response to Comment 1(a).

Risk Factors

4.Please consider updating the Market Risk regarding the Federal Reserve increasing interest rates.

Response:In accordance with the Staff’s comment, the third sentence in the Market Risk will be deleted and replaced with the following:

As a means to fight inflation, the Federal Reserve and certain foreign central banks have raised interest rates and may continue to do so in the future.

5.In the risk factor entitled “Common Stocks” please clarify that the Trust’s exposure to common stocks is through the Trust’s investment in ETFs.

Response:The Trust has thoughtfully considered the Staff’s comment and determined that the risk factor entitled “Common Stocks”, as currently presented, is appropriate for investor comprehension. Thus, the Trust respectfully declines to revise the referenced risk factor.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon